EXHIBIT 99.1

SUNRISE SPIN: ON TRACK FOR Q4 LISTING IN SWITZERLAND

TRANSACTION RATIONALE

Shrink LBTY Valuation Gap: Establishes fully-distributed, local valuation for Sunrise

Compelling Equity Story: Best-in-class FMC Champion in stable 3-player market; multiple growth levers and significant FCF underpinning attractive dividend swissski
Sunrise
DREAM BIG. DO BIG.

TRANSACTION UPDATE

Timing: Anticipated for early Q4'24

Mechanics: Multi-share structure, listing on the SIX Exchange

Key Filings: Expect to file F-4 with the SEC in May on a non-public basis

Deleveraging: All3 proceeds ($400M) plus Sunrise FCF ($400-$440M) reduces corporate cash needed from Liberty to fund $1.7B deleveraging pre-spin.

Hedging: FX hedges from $/£ to CHF underway

Dividend Policy: Anticipate attractive dividend policy at Sunrise with dividend floor of CHF240m per annum

Valuation: Analysts have established preliminary value for Sunrise of ~$11 per Liberty share(5)

Capital Markets Day: To be announced

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